June 28, 2013

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    j2 GLOBAL, INC.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-25965

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to your comment letter to Kathleen Griggs, Chief Financial Officer of j2, dated June 3, 2013.

For your convenience, the following is a list of the comments of the Staff of the Securities and Exchange Commission in italics, each followed by j2's response to that comment:

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 35-39

1.	We note your response to comment three. It does not appear you complied with this comment in your most recent 10-Q. Please advise.

Response:

After careful consideration and analysis of the Staff's initial round of comments, j2 responded to the Staff's initial comment letter on May 22, 2013. Of course, j2 was required to and did file its most recent Form 10-Q by May 10, 2013. While j2 did have sufficient time to respond to other Staff comments in that filing, more time was required for a response to this comment due to required internal analysis and consideration.

See below for the proposed revised disclosure to be included in Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations within the second quarter 2013 Form 10-Q based on information known as of the date of this letter. Of course, that information may change through the date we actually file the Form 10-Q, and so such disclosure may change as well. j2 would include similar disclosures in all subsequent periodic reports it files with the Commission.

Results of Operations
Business Cloud Services Segment
We expect the revenue and expense trends in our Business Cloud Services segment to continue in the foreseeable future excluding the impact of acquisitions. The main focus of our Business Cloud Services offerings is to reduce or eliminate costs, increase sales and enhance productivity, mobility, business continuity and security of our customers as the technologies and devices they use evolve over time. As a result, we expect to continue to take steps to enhance our existing offerings and offer new services to continue to satisfy the evolving needs of our customers.
We expect acquisitions to remain an important component of our strategy and use of capital; however, we cannot predict whether our current pace of acquisitions will remain the same within this segment. In a given period we may close greater or fewer acquisitions than in prior periods.
Digital Media Segment
We expect the revenue trend in our Digital Media segment to improve over the next several quarters as we integrate our recent acquisitions and longer term as advertising transactions continue to shift from offline to online. The main focus of our advertising programs is to provide relevant and useful advertising to visitors to our websites and those included within our advertising networks, reflecting our commitment to constantly improve their overall web experience. As a result, we expect to continue to take steps to improve the relevance of the ads displayed on our websites and those included within our advertising networks.
The operating margin we realize on revenues generated from ads placed on our websites is significantly higher than the operating margin we realize from revenues generated from ads placed on third-party websites. On an organic basis, growth in advertising revenues from our websites has generally exceeded that from third-party websites. This trend has had a positive impact on our operating margins, and we expect that this will continue for the foreseeable future. However, the trend in advertising spend is shifting to mobile devices and other newer advertising formats which generally experience lower margins than those from desktop computers and tablets. We expect this trend to continue to pressure our margins.
We expect acquisitions to remain an important component of our strategy and use of capital; however, we cannot predict whether our current pace of acquisitions will remain the same within this segment. In a given period we may close greater or fewer acquisitions than in prior periods.
j2 Global Consolidated
We anticipate the stable revenue trend in our Business Cloud Services segment combined with the improving revenue trend in our Digital Media segment will result in an overall improved revenue trend for j2 Global on a consolidated basis, excluding the impact of any future acquisitions.
We expect operating profit as a percentage of revenues to generally decline in the future as we expect our less profitable Digital Media segment to grow at a faster rate than our more profitable Businesses Cloud Services segment, excluding the impact of any future acquisitions.

2.	We note your response to comment five and your ARPU disclosure on page 30 of your most recent Form 10-Q. As previously requested, please discuss the usefulness of ARPU to your investors.

Response:

ARPU provides investors an understanding of the average monthly revenues j2 recognizes associated with each paying telephone number (DID) deployed to a j2 customer. As ARPU varies based on fixed subscription fee and variable usage components, it can serve as a measure by which investors can evaluate trends in the types of services, levels of services and the usage levels of those services across j2's paying DID base.

This said, j2 provides an array of Business Cloud services and Digital Media services where revenues are generated without the issuance of a DID. This has resulted in ARPU becoming less valuable of a metric to our investors than in the past. While j2 may at some point in the future cease to disclose ARPU as a metric, as long as it does report it to the public it will continue to include ARPU in its quarterly and annual filings along with the reason why this metric may be useful to investors in j2.

See below for the proposed revised disclosure to be included in Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations within j2's second quarter 2013 Form 10-Q (changes underlined and in italics):

Business Cloud Services Segment Performance Metrics

Average revenue per paying telephone number (ARPU)(1)
(1)
Quarterly ARPU is calculated using our standard convention of applying the average of the quarter's beginning and ending base to the total revenue for the quarter. ARPU provides investors an understanding of the average monthly revenues we recognize associated with each paying telephone number (DID) deployed to our customers. As ARPU varies based on fixed subscription fee and variable usage components, it can serve as a measure by which investors can evaluate trends in the types of services, levels of services and the usage levels of those services across our paying DID base.

7. Goodwill and Intangible Assets, page 64

Intangible Assets Subject to Amortization, page 65

3.
Regarding your response to comment eight, the basis for your conclusion that j2's utilization of a straight-line amortization methodology rather than an accelerated amortization methodology is immaterial, is unclear. Please advise us in detail, including an explanation of the accelerated amortization methodologies that j2 should be utilizing, tell us how they were determined, and provide us a quantified analysis of the impact of the difference in methodologies on all affected financial statement line items in 2011 - 2013.

Response:

As described in ASC 350-30-35-6 Intangibles - Goodwill and Other, the method of amortization of intangible assets should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.

There are several amortization methods which may be used to approximate the pattern of the economic benefits. One method that j2 could have used would be to determine the discounted cash flows to be received from the customer relationships over their useful life. This determination would primarily take into consideration the projected revenue growth, expected churn or cancel rate, gross margin, operating costs, taxes and contributory asset charges related to assets which would be required to service these cash flows, such as fixed assets, trade names and assembled workforce. The cash flows would then be discounted at the appropriate rate to generate a total present value of cash flows. Accordingly, amortization of the customer relationship fair value would be attributed in proportion of each year's individual discounted cash flow to the total present value of cash flows. These discounted cash flows are usually determined at the time of acquisition in deriving the fair value of the customer relationship, include certain market participant assumptions and exclude certain buyer specific synergies as required in accordance with valuation principles to determine a fair market value.

Another amortization method that j2 could and in fact did use was to amortize customer relationships on a straight-line basis over their useful life. In analyzing the economic benefit directly attributable to j2, the company noted several buyer-specific synergies, such as significant expense efficiencies as the newly acquired business is integrated into j2's cost structure and a reduction in the customer cancel rate in comparison to the previous historical results of the business. Also, we derive additional value from cross selling our existing services to these newly acquired customers. These synergies primarily begin during the second to third year of acquisition depending on the business and j2 actually derives more profitability and value from these customer relationships during these years and beyond versus the first year following the acquisition. The discounted cash flow method described above does not take these variables into consideration and therefore, incorrectly attributes much more benefit to the earlier years than it actually derives. Accordingly, j2 determined that the straight-line basis of amortization more accurately depicts the economic benefit directly to j2 in comparison to the pattern of discounted cash flows derived from a market participant.

In addition, in comparing the cash flow attribution method to the straight-line method, j2 determined that the straight-line method of amortization was not materially different than the cash flow attribution method of amortizing the intangible asset described above.

j2 noted the following differences for fiscal year 2010 through 2012 as presented in the December 31, 2012 Form 10-K:

Fiscal Year	2010	2011	2012
	(in thousands)

Amortization Difference	$(193)	$121	$1,903

Impact to Financial Statement Line Items:

General and administrative	$48,226	$58,157	$60,772

Percentage Difference	(0.4)%	0.21%	3.1%

Income before tax	$110,637	$137,116	$154,922

Percentage Difference	(0.17)%	0.09%	1.23%

As a result, j2 determined the straight-line method of amortization to be appropriate and to accurately represent the pattern of economic benefit to j2.

Ziff Davis, Inc. Equity Incentive Plan, page 78

4.	We note your response to comment nine. As previously requested, disclose the specific factors you considered in concluding that the put right is within your control.

Response:

In response to this comment, j2 proposes to revise the disclosure presented in Note 11. Stock Options and Employee Stock Purchase Plan within its first quarter 2013 Form 10-Q in its second quarter 2013 Form 10-Q and in all subsequent periodic filings where appropriate (changes underlined and in italics):

Ziff Davis, Inc. Equity Incentive Plan

In November 2012, Ziff Davis established the Ziff Davis, Inc. 2012 Equity Incentive Plan (the "Ziff Davis Plan"), providing incentives to selected directors, officers, employees and consultants. The Ziff Davis Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other share-based awards. The number of authorized shares of common stock that may be used for purposes of the Ziff Davis Plan is 15,000,000.

In addition, certain stockholders have put rights under certain circumstances in which the stockholder may elect to cause Ziff Davis to purchase any or all of the shares of common stock (to the extent vested pursuant to the terms of the Ziff Davis Plan) and preferred stock owned by such stockholder. Ziff Davis also has the option to call under certain circumstances the common stock issued pursuant to the Ziff Davis Plan (to the extent vested pursuant to the terms of the Ziff Davis Plan) and shares of preferred stock. Management has determined that the circumstances in which the put right held by the stockholder is exercisable, which primarily relate to the terms of their employment relationship and a restriction on the distance that such stockholder may be requested to move his residence, are within the control of the Company. Accordingly, management determined that liability classification is not required.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is 323 860 9276.

Sincerely,

/s/ Jeffrey D. Adelman
Jeffrey D. Adelman
Vice President and General Counsel

cc:    Nehemia Zucker, Chief Executive Officer
Kathleen Griggs, Chief Financial Officer